This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 14, 2006

Item 3.

Press Release

August 14, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that its Solar Power Systems Group has received a contract from Glastech Contracting for a 36 kW amorphous silicon (a-Si) building-integrated photovoltaic (BIPV) grid-tie package.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of August, 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Monday, August 14, 2006

(No.2006-08-15)

CARMANAH TO PROVIDE CANADA’S LARGEST

BUILDING-INTEGRATED PHOTOVOLTAIC SYSTEM

Victoria, British Columbia, Canada – Monday, August 14, 2006 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce that its Solar Power Systems Group has received a contract from Glastech Contracting for a 36 kW amorphous silicon (a-Si) building-integrated photovoltaic (BIPV) grid-tie package.  This system will be installed as part of a brand new facility in Surrey, British Columbia, at the Douglas Border Crossing located near the Peace Arch.

This 36 kW system will be the largest BIPV installation in Canada and will include more than 1100 32-Watt amorphorous silicon BIPV laminates.  The laminates will be provided by Carmanah through Glastech Contracting (BC) Ltd. who will also install the product as part of their overall glazing contract with the Commercial Division of the Graham Group Ltd., the primary construction contractor awarded the project by Public Works & Government Services Canada.

The BIPV system will be seamlessly integrated into an entirely new LEED-certified building that will replace the current border crossing structure.  This facility is owned and operated by the Canada Border Services Agency (CBSA).  The Agency would like to acknowledge the support of Natural Resources Canada as a contributing partner toward the new BIPV grid-tie system.  The CBSA is committed to greening its operations ensuring a cleaner and more sustainable environment for Canadians.  CBSA is also committed to use a sustainable approach to construction and operating infrastructure and buildings to conserve natural resources, prevent pollution, reduce greenhouse gas emissions, and reduce health risks.

About Carmanah's BIPV Solar Power Systems

Carmanah’s BIPV solar power systems typically serve two functions by providing both cost-saving energy and an integral building component.  The size and type of the solar arrays used in a BIPV installation will vary based on the project, but typically come in the form of an architecturally-glazed curtain wall or roofing material.  An inverter is then normally installed to convert the DC output from the solar array to AC current for use within the building or sold to the local electrical utility company.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy-efficient and renewable technology solutions.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Sales:

Richard Wayte

Industrial Sales

Power Systems Group

Carmanah Technologies Corporation

Toll-free: 1-800-685-7940 (USA & Canada)

Worldwide: +1 (778) 371-8880

Fax: +1 (604) 431-7331

E-mail: rwayte@carmanah.com

Web Sites: www.carmanah.com | www.spsenergy.com

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Carmanah Technologies Corporation Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Carmanah Technologies Corporation Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.